VIA EDGAR

November 9, 2011

Larry Spirgel, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549-7410

RE:      ARISTOCRAT GROUP CORP. ("THE COMPANY")
         Request for Effectiveness
         FILE NO. 333-176491

Dear Mr. Spirgel:

We hereby request effectiveness of ARISTOCRAT GROUP CORP.'s registration statement on SEC Form S-1. By requesting accelerated effectiveness, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

   o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of November 10, 2011 at 9:00 A.M. Eastern Time, or as soon as reasonably possible thereafter. This date and time has been selected to allow for adequate review of our request by the S.E.C.

Should you have any questions please do not hesitate to call my attorney, Diane
J. Harrison, of Harrison Law, P.A., at (941) 723-7564.

Sincerely,

ARISTOCRAT GROUP CORP.

/s/ Melanie S. Maute
Melanie S. Maute
President & Chief Executive Officer

cc: Diane J. Harrison